FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☒   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

AMCOR LIMITED

ANNUAL GENERAL MEETING - 27 OCTOBER 2005

Disclosure of Proxy Votes

The following information is provided in relation to resolutions passed by members of Amcor Limited at its annual general meeting held on 27 October 2005.

				3
	2A	2B	2C	Issue of Options and
	Election of Directors –	Election of Directors –	Election of Directors –	Performance Rights to	4
Resolution Number	J.G (John) Thorn	K N (Ken) MacKenzie	E J J (Ernest) Pope	Managing Director	Remuneration Report
Decided by show of hands (S) or poll (P) (1)	S	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	456,059,999	456,059,999	456,059,999	449,908,983	457,159,509
Total number of proxy votes in respect of which the appointments specified that:
- the proxy is to vote for the resolution	438,675,952	435,012,416	438,315,491	369,303,743	345,012,210
- the proxy is to vote against the resolution	1,764,519	4,878,548	1,959,996	70,779,146	93,829,872
- the proxy is to abstain on the resolution	1,686,522	2,262,498	1,806,915	2,650,762	4,432,721
- the proxy may vote at the proxy’s discretion	13,933,006	13,906,537	13,977,597	7,175,332	13,884,706
Total votes cast on a poll in favour of the resolution (2)
Total votes cast on a poll against the resolution (2)
Total votes cast on a poll abstaining on the resolution (2)
Total votes exercisable by proxies which were not cast (2)

Company Secretary

Amcor Limited

27 October 2005

(1) Indicate whether the resolution was decided on a show of hands or poll.

(2) To be completed if the resolution was decided on a poll

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Bert Guy
(Signature)*
BERT GUY
(Company Secretary)

Date   October 27, 2005

* Print the name and title of the signing officer under his signature.